Exhibit 99.13

MAVERIX METALS ANNOUNCES 2019 FIRST QUARTER RESULTS

May 15, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce its operating and financial results for the first quarter ended March 31, 2019.

For complete details please refer to the Financial Statements and associated Management Discussion and Analysis for the quarter ended March 31, 2019, available on SEDAR (www.sedar.com) or on the Company’s website (www.maverixmetals.com).

All dollar amounts are in Canadian dollars unless otherwise indicated.

First Quarter 2019 Highlights

•                  Revenue of $7.5 million ($6.8 million in Q1 2018);

•                  Operating cash flow of $5.2 million, excluding changes in non-cash working capital1 ($5.4 million in Q1 2018);

•                  Record net income of $1.5 million or $0.01 per share ($1.2 million or $0.01 per share in Q1 2018);

•                  Attributable gold equivalent ounces produced2 of 5,264 ounces (4,250 ounces in Q1 2018) and attributable gold equivalent ounces1 sold of 4,358 ounces (4,024 ounces in Q1 2018);

•                  Average cash cost per attributable gold equivalent ounce sold of $202, resulting in cash operating margins of $1,527 per ounce1 ($121 and $1,560 in Q1 2018, respectively); and

•                  Acquired a 22.5% life of mine silver stream on the El Mochito mine, owned and operated by Ascendant Resources Inc.

“Maverix was pleased to add a cash flowing silver stream on Ascendant’s producing El Mochito mine to our growing portfolio this quarter, as well as increase our revenue by 10% compared to the first quarter of 2018,” commented Dan O’Flaherty, President and CEO of Maverix. “Our results this quarter were consistent with our expectations and we remain on track to meet our previously announced guidance for 2019. Maverix will continue to focus on actively evaluating potential opportunities to expand our portfolio of high-quality royalties and streams.”

2019 Outlook

Maverix remains well positioned to achieve the previously announced guidance of attributable gold equivalent production of 22,500 and 24,500 ounces1 for 2019. As a number of our paying assets are continuing to ramp up operations throughout the year, we expect our attributable gold equivalent production to be weighted towards the second half of 2019.

The Beta Hunt mine (where Maverix holds a 6% GRR and a 1.5% NSR royalty on gold production) is currently only producing on a limited basis, as RNC Minerals is completing an updated resource estimate and currently expects full production to restart later this year.3

Coeur Mining, Inc. recently reported that the ramp up at the Silvertip mine (where Maverix holds a 2.5% NSR) was somewhat slower than expected, however operating results were steadily improving, and full year 2019 production guidance was being maintained.4

Increase of Credit Facility to US$75 Million Subsequent to March 31, 2019

On April 8th, 2019, Maverix announced that it had amended and increased its revolving credit agreement with Canadian Imperial Bank of Commerce (“CIBC”) and National Bank of Canada, allowing the Company to borrow up to US$75 million (the “Revolving Facility”). The Revolving Facility has a term of four years, which is extendable through mutual agreement between Maverix, CIBC, and National Bank. Maverix intends to use the increased Revolving Facility for future royalty or stream acquisitions and general corporate purposes.

1 Maverix has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per attributable gold equivalent ounce and cash operating margin. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Average cash cost per attributable gold equivalent ounce is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per ounce from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company’s royalty revenue is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams (individually and collectively referred to as “Attributable Gold Equivalent”) equal total Attributable Gold Equivalent ounces sold. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

2 Represents the Company’s entitlements under its Royalty and Stream agreements to the gold equivalent ounces of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Silver production is converted to an attributable gold equivalent ounce produced basis by multiplying the attributable silver production at the underlying operation by the LBMA Silver Price for the same respective period and then dividing by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Production figures are based on information provided by the operators of the mining operations to which the silver and gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received. Ounces produced exclude silver ounces to be delivered under the minimum required ratio of silver to actual gold production from the Company’s Moss silver Stream.

3 Please refer to the RNC Minerals news release dated May 8, 2019.

4 Please refer to the Coeur Mining, Inc. news release dated May 1, 2019.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the completion of a consolidation of the Company’s common shares, the Company successfully listing on a U.S. stock exchange, the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.